FIRST AMENDMENT
                                     TO THE
                                 MICROAGE, INC.
                       1995 ASSOCIATE STOCK PURCHASE PLAN

         Effective March 15, 1995, the stockholders of MicroAge, Inc. (the "Company") approved the adoption of the MicroAge, Inc. 1995 Associate Stock Purchase Plan (the "Plan"). By this instrument, the Company desires to amend the Plan to provide that no fractional shares shall be purchased on behalf of a participant under the Plan and to make certain other nonmaterial changes.

         1. This Amendment shall amend only those Sections specified herein and those Sections not amended hereby shall remain in full force and effect.

         2. Section 6(a)(ii) of the Plan, is hereby amended and restated in its entirety as follows:

         (ii) Except as limited in (iii) below, the number of shares of Stock that may be purchased upon exercise of the Purchase Right for a Subscription Period will equal the number of whole shares (excluding fractional shares) that can be purchased at the purchase price specified in Section 6(c) with the aggregate amount credited to the Participant's Cash Account as of the Purchase Date.

         3. Section 6(a)(iii)(A) of the Plan, is hereby amended and restated in its entirety as follows:

                  (A) the number derived by dividing $12,500 by 100% of the Fair Market Value of one share of Stock on the first day of the Subscription Period, or

         4. Section 6(c)(i) of the Plan, is hereby amended and restated in its entirety as follows:

         (i) the Fair Market Value of a share of Stock on the first day of the Subscription Period or

         5. Section 6(f) of the Plan is hereby amended and restated in its entirety as follows:

         (f) Excess Account Balances. If any amounts remain in a Cash Account following a Purchase Date as a result of the limitations set forth in Section 6(a)(ii) or (iii), such amounts will be held in the Participant's Cash Account to be applied to the purchase of whole shares of Stock for the next following Subscription Period or otherwise repaid to a Participant under Section 7(b). In no event shall an excess balance in a Participant's Cash Account be used to purchase fractional shares of Stock.

         6. Section 9(g) of the Plan is hereby amended and restated in its entirety as follows:

         (g) No Fractional Shares. Unless otherwise determined by the Board, purchases of Stock under the Plan executed by the Custodian may not result in the crediting of fractional shares of Stock to the Participant's Stock Account. Fractional shares will not be issued by the Company, and certificates representing fractional shares will not be delivered to Participants under any circumstances.

         7. Except as otherwise specifically provided herein, this First Amendment shall be effective as of the effective date of the Plan, March 15, 1995.